UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 19, 2015

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., ALPHA4X OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., Y BLADEX INVESTIMENTOS LTDA., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

10 de octubre 2015

BALANCE DE SITUACION BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2014 A AGOSTO 2015 (En Miles de Balboas) *

			2014	2015
	Variación Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	-11,113.66	-1.42	780,009.65	771,132.02	908,299.33	944,371.99	658,564.17	760,272.07	991,228.00	1,117,023.19	768,895.99	0.00	0.00	0.00	0.00
Depósitos Locales en Bancos	40,052.93	33573.72	119.30	154.22	153.17	145.32	40,125.31	40,261.49	40,166.79	40,309.78	40,172.22	0.00	0.00	0.00	0.00
A la Vista	40,052.93	33573.72	119.30	154.22	153.17	145.32	40,125.31	40,261.49	40,166.79	40,309.78	40,172.22	0.00	0.00	0.00	0.00
A Plazo	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	-51,164.66	-6.56	779,881.06	770,967.49	908,137.72	944,214.22	618,429.71	719,999.22	951,051.24	1,076,705.36	728,716.40	0.00	0.00	0.00	0.00
A la Vista	-71,164.66	-9.37	759,881.06	770,967.49	878,137.72	914,214.22	588,429.71	689,999.22	921,051.24	1,066,705.36	688,716.40	0.00	0.00	0.00	0.00
A Plazo	20,000.00	100.00	20,000.00	0.00	30,000.00	30,000.00	30,000.00	30,000.00	30,000.00	10,000.00	40,000.00	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	-1.92	-20.68	9.29	10.31	8.45	12.45	9.16	11.36	9.97	8.05	7.37	0.00	0.00	0.00	0.00
CARTERA CREDITICIA	-28,004.85	-0.42	6,683,828.99	6,640,917.21	6,617,713.34	6,564,870.51	6,635,685.08	6,504,083.14	6,914,564.55	6,579,458.97	6,655,824.14	0.00	0.00	0.00	0.00
Locales	-3,880.48	-1.02	378,738.78	381,495.39	379,400.60	384,709.82	376,234.60	384,304.94	403,437.30	361,859.20	374,858.30	0.00	0.00	0.00	0.00
Extranjero	-21,335.31	-0.34	6,307,505.02	6,261,836.63	6,240,727.55	6,184,223.80	6,263,513.58	6,123,841.30	6,516,331.12	6,222,803.64	6,286,169.71	0.00	0.00	0.00	0.00
Menos Provisiones	2,789.06	115.50	2,414.81	2,414.81	2,414.81	4,063.10	4,063.10	4,063.10	5,203.87	5,203.87	5,203.87	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	2,789.06	115.50	2,414.81	2,414.81	2,414.81	4,063.10	4,063.10	4,063.10	5,203.87	5,203.87	5,203.87	0.00	0.00	0.00	0.00
INVERSIONES EN VALORES	-88,718.63	-19.30	459,715.20	442,475.57	483,804.18	460,309.46	430,241.62	404,933.41	411,902.16	371,579.56	370,996.57	0.00	0.00	0.00	0.00
Locales	-6,976.67	-15.37	45,394.40	49,262.23	43,644.65	38,041.65	38,049.38	41,978.37	41,883.23	38,495.95	38,417.73	0.00	0.00	0.00	0.00
Extranjero	-81,741.96	-19.73	414,320.80	393,213.34	440,159.53	422,267.81	392,192.24	362,955.04	370,018.93	333,083.61	332,578.84	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	-116,029.69	-59.09	196,376.44	163,268.76	76,142.32	75,702.28	84,618.31	99,832.92	84,394.29	90,443.21	80,346.76	0.00	0.00	0.00	0.00
Locales	6,019.36	33.18	18,139.87	21,134.00	20,894.34	20,109.03	28,799.24	22,721.92	33,910.20	20,562.36	24,159.23	0.00	0.00	0.00	0.00
Extranjero	-122,049.05	-68.48	178,236.58	142,134.76	55,247.98	55,593.25	55,819.06	77,111.01	50,484.09	69,880.84	56,187.53	0.00	0.00	0.00	0.00
TOTAL DE ACTIVOS	-243,866.82	-3.00	8,119,930.28	8,017,793.56	8,085,959.18	8,045,254.24	7,809,109.17	7,769,121.54	8,402,089.00	8,158,504.92	7,876,063.46	0.00	0.00	0.00	0.00
DEPOSITOS	625,004.69	24.93	2,506,693.80	2,278,821.08	2,461,553.58	2,566,032.90	2,674,132.08	2,822,606.73	3,236,945.15	3,339,121.02	3,131,698.49	0.00	0.00	0.00	0.00
Locales	-78,296.57	-14.82	528,460.90	504,946.42	488,106.85	529,669.38	540,000.78	545,500.49	543,631.12	519,682.24	450,164.33	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	-7,798.06	-5.07	153,843.56	133,841.65	137,483.25	140,047.76	149,380.62	154,381.67	150,997.53	146,065.99	146,045.49	0.00	0.00	0.00	0.00
A la Vista	3,201.94	112.60	2,843.56	2,841.65	2,483.25	47.76	4,380.62	4,381.67	5,997.53	6,065.99	6,045.49	0.00	0.00	0.00	0.00
A Plazo	-11,000.00	-7.28	151,000.00	131,000.00	135,000.00	140,000.00	145,000.00	150,000.00	145,000.00	140,000.00	140,000.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	-70,498.50	-18.82	374,617.34	371,104.78	350,623.60	389,621.62	390,620.16	391,118.82	392,633.59	373,616.26	304,118.84	0.00	0.00	0.00	0.00
A la Vista	0.00	0.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	0.00	0.00	0.00	0.00
A Plazo	-70,498.50	-18.82	374,602.34	371,089.78	350,608.60	389,606.62	390,605.16	391,103.82	392,618.59	373,601.26	304,103.84	0.00	0.00	0.00	0.00
Extranjero	703,301.26	35.55	1,978,232.89	1,773,874.66	1,973,446.73	2,036,363.52	2,134,131.31	2,277,106.24	2,693,314.03	2,819,438.78	2,681,534.15	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	177,409.67	237.74	74,624.79	75,701.52	78,455.36	135,471.91	162,862.09	68,853.16	128,830.54	239,039.33	252,034.47	0.00	0.00	0.00	0.00
A la Vista	38,697.88	967.14	4,001.26	2,276.22	8,082.07	22,085.42	25,565.28	19,875.44	16,852.96	33,074.90	42,699.14	0.00	0.00	0.00	0.00
A Plazo	138,711.79	196.41	70,623.53	73,425.30	70,373.29	113,386.49	137,296.81	48,977.73	111,977.58	205,964.43	209,335.33	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	525,891.59	27.63	1,903,608.10	1,698,173.14	1,894,991.37	1,900,891.62	1,971,269.22	2,208,253.08	2,564,483.50	2,580,399.45	2,429,499.69	0.00	0.00	0.00	0.00
A la Vista	72,991.65	94.41	77,314.86	50,867.26	19,680.64	87,004.90	42,349.01	55,898.46	194,220.59	115,778.16	150,306.51	0.00	0.00	0.00	0.00
A Plazo	452,899.94	24.80	1,826,293.24	1,647,305.88	1,875,310.73	1,813,886.72	1,928,920.21	2,152,354.62	2,370,262.91	2,464,621.29	2,279,193.18	0.00	0.00	0.00	0.00
OBLIGACIONES	-772,916.86	-17.57	4,398,575.31	4,550,166.66	4,512,113.23	4,381,060.54	4,036,105.23	3,819,374.86	3,999,529.97	3,676,304.75	3,625,658.45	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-772,916.86	-17.57	4,398,575.31	4,550,166.66	4,512,113.23	4,381,060.54	4,036,105.23	3,819,374.86	3,999,529.97	3,676,304.75	3,625,658.45	0.00	0.00	0.00	0.00
OTROS PASIVOS	-141,852.54	-67.79	209,262.74	172,067.03	85,059.70	63,330.13	69,070.88	87,668.71	120,006.16	102,390.72	67,410.20	0.00	0.00	0.00	0.00
Locales	-301.41	-3.15	9,556.67	9,196.04	10,116.73	8,003.52	10,587.85	12,764.21	29,934.06	9,647.76	9,255.26	0.00	0.00	0.00	0.00
Extranjero	-141,551.13	-70.88	199,706.07	162,870.98	74,942.97	55,326.60	58,483.03	74,904.50	90,072.10	92,742.96	58,154.94	0.00	0.00	0.00	0.00
PATRIMONIO	45,897.88	4.57	1,005,398.44	1,016,738.79	1,027,232.66	1,034,830.67	1,029,800.98	1,039,471.23	1,045,607.72	1,040,688.43	1,051,296.32	0.00	0.00	0.00	0.00
Capital	3,400.84	1.06	319,693.42	319,874.27	320,115.60	321,650.35	321,863.07	322,033.13	322,482.51	322,844.70	323,094.26	0.00	0.00	0.00	0.00
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00
Otras Reservas	13,742.91	15.02	91,516.14	89,778.60	91,035.17	90,709.15	92,506.42	90,840.66	105,588.36	104,619.83	105,259.05	0.00	0.00	0.00	0.00
Provisiones Dinámicas	13,911.48	15.27	91,124.30	91,124.30	91,124.30	91,124.30	91,124.30	91,124.30	105,035.79	105,035.79	105,035.79	0.00	0.00	0.00	0.00
Otras Reservas	-168.58	-43.02	391.84	-1,345.70	-89.14	-415.15	1,382.11	-283.65	552.57	-415.95	223.26	0.00	0.00	0.00	0.00
Utilidad de Periodos Anteriores	64,295.50	16.00	401,828.56	509,693.99	508,730.56	507,339.56	492,336.30	492,336.08	481,127.09	466,124.06	466,124.06	0.00	0.00	0.00	0.00
Utilidad de Periodo	-33,868.67	-31.60	107,177.64	13,222.19	20,149.94	28,982.83	36,082.99	44,384.98	48,602.77	60,344.83	73,308.98	0.00	0.00	0.00	0.00
Ganancia o Perdida en Valores Disponible para la venta	-1,672.70	16.68	-10,027.48	-11,040.41	-8,008.75	-9,061.38	-8,197.94	-5,333.76	-7,403.17	-8,455.15	-11,700.19	0.00	0.00	0.00	0.00
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	-243,866.82	-3.00	8,119,930.28	8,017,793.56	8,085,959.18	8,045,254.24	7,809,109.17	7,769,121.54	8,402,089.00	8,158,504.92	7,876,063.46	0.00	0.00	0.00	0.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., ALPHA4X OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., Y BLADEX INVESTIMENTOS LTDA., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

10 de octubre 2015

ESTADO DE RESULTADO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2014 A AGOSTO 2015 (En Miles de Balboas) *

	2014	2015
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	212,709.99	18,613.40	16,794.04	18,190.36	17,839.75	17,713.01	17,187.17	18,557.95	18,628.99	0.00	0.00	0.00	0.00	143,524.67
Préstamos	201,907.85	17,668.81	15,986.84	17,245.31	16,852.82	16,856.45	16,347.49	17,674.63	17,730.70	0.00	0.00	0.00	0.00	136,363.04
Depósitos	1,545.35	138.00	128.08	164.61	224.10	119.32	145.43	173.84	223.26	0.00	0.00	0.00	0.00	1,316.64
Inversiones	9,256.79	806.59	679.13	780.44	762.84	737.24	694.25	709.48	675.02	0.00	0.00	0.00	0.00	5,844.98
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	71,803.54	6,124.38	5,554.19	6,225.00	5,917.99	6,118.84	6,054.85	6,293.62	6,219.22	0.00	0.00	0.00	0.00	48,508.09
Intereses Pagados	71,562.06	6,121.15	5,553.17	6,154.21	5,894.45	6,097.49	6,025.27	6,264.82	6,198.90	0.00	0.00	0.00	0.00	48,309.47
Comisiones	241.48	3.23	1.02	70.78	23.53	21.35	29.58	28.80	20.32	0.00	0.00	0.00	0.00	198.62
Ingreso Neto de Intereses	140,906.45	12,489.03	11,239.85	11,965.36	11,921.77	11,594.16	11,132.32	12,264.33	12,409.76	0.00	0.00	0.00	0.00	95,016.58
Otros Ingresos	154,956.22	20,191.86	13,097.70	18,016.20	18,271.25	14,281.27	13,553.30	23,348.75	16,383.63	0.00	0.00	0.00	0.00	137,143.97
Comisiones	17,718.85	779.90	687.15	885.34	912.10	1,049.77	1,178.23	2,176.82	1,166.78	0.00	0.00	0.00	0.00	8,836.09
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	137,237.37	19,411.96	12,410.55	17,130.86	17,359.16	13,231.50	12,375.06	21,171.93	15,216.85	0.00	0.00	0.00	0.00	128,307.87
Ingresos de Operaciones	295,862.67	32,680.89	24,337.55	29,981.56	30,193.02	25,875.43	24,685.62	35,613.07	28,793.39	0.00	0.00	0.00	0.00	232,160.54
Egresos Generales	180,127.98	19,458.70	17,409.80	21,141.03	23,092.87	17,573.44	17,022.71	23,871.01	15,829.25	0.00	0.00	0.00	0.00	155,398.81
Gastos Administrativos	33,148.86	2,210.92	2,092.73	3,800.43	2,400.78	2,920.86	2,790.60	2,411.78	2,684.08	0.00	0.00	0.00	0.00	21,312.18
Gastos Generales	7,670.76	307.14	773.02	515.09	778.00	493.48	613.61	977.97	599.69	0.00	0.00	0.00	0.00	5,058.00
Gastos de Depreciación	2,440.50	173.35	173.35	173.23	179.63	172.69	158.90	153.24	154.16	0.00	0.00	0.00	0.00	1,338.56
Otros Gastos	136,867.86	16,767.29	14,370.71	16,652.27	19,734.46	13,986.41	13,459.59	20,328.02	12,391.31	0.00	0.00	0.00	0.00	127,690.07
Utilidad antes de Provisiones	115,734.69	13,222.19	6,927.75	8,840.53	7,100.16	8,301.99	7,662.91	11,742.06	12,964.14	0.00	0.00	0.00	0.00	76,761.73
Provisiones por Cuentas Malas	8,522.23	0.00	0.00	1.58	0.00	0.00	3,445.12	0.00	0.00	0.00	0.00	0.00	0.00	3,446.69
Utilidad del Periodo	107,212.46	13,222.19	6,927.75	8,838.95	7,100.16	8,301.99	4,217.79	11,742.06	12,964.14	0.00	0.00	0.00	0.00	73,315.04

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., ALPHA4X OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., AND BLADEX INVESTIMENTOS LTDA., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE . WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

October 10, 2015

BALANCE SHEET BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2014 - AUGUST 2015 (In Thousand Balboas) *

			2014	2015
	Absolute Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	-11,113.66	-1.42	780,009.65	771,132.02	908,299.33	944,371.99	658,564.17	760,272.07	991,228.00	1,117,023.19	768,895.99	0.00	0.00	0.00	0.00
Local Deposits in Banks	40,052.93	33,573.72	119.30	154.22	153.17	145.32	40,125.31	40,261.49	40,166.79	40,309.78	40,172.22	0.00	0.00	0.00	0.00
Demand	40,052.93	33,573.72	119.30	154.22	153.17	145.32	40,125.31	40,261.49	40,166.79	40,309.78	40,172.22	0.00	0.00	0.00	0.00
Time	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	-51,164.66	-6.56	779,881.06	770,967.49	908,137.72	944,214.22	618,429.71	719,999.22	951,051.24	1,076,705.36	728,716.40	0.00	0.00	0.00	0.00
Demand	-71,164.66	-9.37	759,881.06	770,967.49	878,137.72	914,214.22	588,429.71	689,999.22	921,051.24	1,066,705.36	688,716.40	0.00	0.00	0.00	0.00
Time	20,000.00	100.00	20,000.00	0.00	30,000.00	30,000.00	30,000.00	30,000.00	30,000.00	10,000.00	40,000.00	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	-1.92	-20.68	9.29	10.31	8.45	12.45	9.16	11.36	9.97	8.05	7.37	0.00	0.00	0.00	0.00
CREDIT PORTFOLIO	-28,004.85	-0.42	6,683,828.99	6,640,917.21	6,617,713.34	6,564,870.51	6,635,685.08	6,504,083.14	6,914,564.55	6,579,458.97	6,655,824.14	0.00	0.00	0.00	0.00
Local	-3,880.48	-1.02	378,738.78	381,495.39	379,400.60	384,709.82	376,234.60	384,304.94	403,437.30	361,859.20	374,858.30	0.00	0.00	0.00	0.00
Foreign	-21,335.31	-0.34	6,307,505.02	6,261,836.63	6,240,727.55	6,184,223.80	6,263,513.58	6,123,841.30	6,516,331.12	6,222,803.64	6,286,169.71	0.00	0.00	0.00	0.00
Less Allowance	2,789.06	115.50	2,414.81	2,414.81	2,414.81	4,063.10	4,063.10	4,063.10	5,203.87	5,203.87	5,203.87	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	2,789.06	115.50	2,414.81	2,414.81	2,414.81	4,063.10	4,063.10	4,063.10	5,203.87	5,203.87	5,203.87	0.00	0.00	0.00	0.00
INVESTMENT SECURITIES	-88,718.63	-19.30	459,715.20	442,475.57	483,804.18	460,309.46	430,241.62	404,933.41	411,902.16	371,579.56	370,996.57	0.00	0.00	0.00	0.00
Local	-6,976.67	-15.37	45,394.40	49,262.23	43,644.65	38,041.65	38,049.38	41,978.37	41,883.23	38,495.95	38,417.73	0.00	0.00	0.00	0.00
Foreign	-81,741.96	-19.73	414,320.80	393,213.34	440,159.53	422,267.81	392,192.24	362,955.04	370,018.93	333,083.61	332,578.84	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	-116,029.69	-59.09	196,376.44	163,268.76	76,142.32	75,702.28	84,618.31	99,832.92	84,394.29	90,443.21	80,346.76	0.00	0.00	0.00	0.00
Local	6,019.36	33.18	18,139.87	21,134.00	20,894.34	20,109.03	28,799.24	22,721.92	33,910.20	20,562.36	24,159.23	0.00	0.00	0.00	0.00
Foreign	-122,049.05	-68.48	178,236.58	142,134.76	55,247.98	55,593.25	55,819.06	77,111.01	50,484.09	69,880.84	56,187.53	0.00	0.00	0.00	0.00
TOTAL ASSETS	-243,866.82	-3.00	8,119,930.28	8,017,793.56	8,085,959.18	8,045,254.24	7,809,109.17	7,769,121.54	8,402,089.00	8,158,504.92	7,876,063.46	0.00	0.00	0.00	0.00
DEPOSITS	625,004.69	24.93	2,506,693.80	2,278,821.08	2,461,553.58	2,566,032.90	2,674,132.08	2,822,606.73	3,236,945.15	3,339,121.02	3,131,698.49	0.00	0.00	0.00	0.00
Local	-78,296.57	-14.82	528,460.90	504,946.42	488,106.85	529,669.38	540,000.78	545,500.49	543,631.12	519,682.24	450,164.33	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	-7,798.06	-5.07	153,843.56	133,841.65	137,483.25	140,047.76	149,380.62	154,381.67	150,997.53	146,065.99	146,045.49	0.00	0.00	0.00	0.00
Demand	3,201.94	112.60	2,843.56	2,841.65	2,483.25	47.76	4,380.62	4,381.67	5,997.53	6,065.99	6,045.49	0.00	0.00	0.00	0.00
Time	-11,000.00	-7.28	151,000.00	131,000.00	135,000.00	140,000.00	145,000.00	150,000.00	145,000.00	140,000.00	140,000.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	-70,498.50	-18.82	374,617.34	371,104.78	350,623.60	389,621.62	390,620.16	391,118.82	392,633.59	373,616.26	304,118.84	0.00	0.00	0.00	0.00
Demand	0.00	0.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	0.00	0.00	0.00	0.00
Time	-70,498.50	-18.82	374,602.34	371,089.78	350,608.60	389,606.62	390,605.16	391,103.82	392,618.59	373,601.26	304,103.84	0.00	0.00	0.00	0.00
Foreign	703,301.26	35.55	1,978,232.89	1,773,874.66	1,973,446.73	2,036,363.52	2,134,131.31	2,277,106.24	2,693,314.03	2,819,438.78	2,681,534.15	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	177,409.67	237.74	74,624.79	75,701.52	78,455.36	135,471.91	162,862.09	68,853.16	128,830.54	239,039.33	252,034.47	0.00	0.00	0.00	0.00
Demand	38,697.88	967.14	4,001.26	2,276.22	8,082.07	22,085.42	25,565.28	19,875.44	16,852.96	33,074.90	42,699.14	0.00	0.00	0.00	0.00
Time	138,711.79	196.41	70,623.53	73,425.30	70,373.29	113,386.49	137,296.81	48,977.73	111,977.58	205,964.43	209,335.33	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	525,891.59	27.63	1,903,608.10	1,698,173.14	1,894,991.37	1,900,891.62	1,971,269.22	2,208,253.08	2,564,483.50	2,580,399.45	2,429,499.69	0.00	0.00	0.00	0.00
Demand	72,991.65	94.41	77,314.86	50,867.26	19,680.64	87,004.90	42,349.01	55,898.46	194,220.59	115,778.16	150,306.51	0.00	0.00	0.00	0.00
Time	452,899.94	24.80	1,826,293.24	1,647,305.88	1,875,310.73	1,813,886.72	1,928,920.21	2,152,354.62	2,370,262.91	2,464,621.29	2,279,193.18	0.00	0.00	0.00	0.00
BORROWINGS	-772,916.86	-17.57	4,398,575.31	4,550,166.66	4,512,113.23	4,381,060.54	4,036,105.23	3,819,374.86	3,999,529.97	3,676,304.75	3,625,658.45	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-772,916.86	-17.57	4,398,575.31	4,550,166.66	4,512,113.23	4,381,060.54	4,036,105.23	3,819,374.86	3,999,529.97	3,676,304.75	3,625,658.45	0.00	0.00	0.00	0.00
OTHER LIABILITIES	-141,852.54	-67.79	209,262.74	172,067.03	85,059.70	63,330.13	69,070.88	87,668.71	120,006.16	102,390.72	67,410.20	0.00	0.00	0.00	0.00
Local	-301.41	-3.15	9,556.67	9,196.04	10,116.73	8,003.52	10,587.85	12,764.21	29,934.06	9,647.76	9,255.26	0.00	0.00	0.00	0.00
Foreign	-141,551.13	-70.88	199,706.07	162,870.98	74,942.97	55,326.60	58,483.03	74,904.50	90,072.10	92,742.96	58,154.94	0.00	0.00	0.00	0.00
STOCKHOLDERS´ EQUITY	45,897.88	4.57	1,005,398.44	1,016,738.79	1,027,232.66	1,034,830.67	1,029,800.98	1,039,471.23	1,045,607.72	1,040,688.43	1,051,296.32	0.00	0.00	0.00	0.00
Capital	3,400.84	1.06	319,693.42	319,874.27	320,115.60	321,650.35	321,863.07	322,033.13	322,482.51	322,844.70	323,094.26	0.00	0.00	0.00	0.00
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00
Other Reserves	13,742.91	15.02	91,516.14	89,778.60	91,035.17	90,709.15	92,506.42	90,840.66	105,588.36	104,619.83	105,259.05	0.00	0.00	0.00	0.00
Dynamic Provision	13,911.48	15.27	91,124.30	91,124.30	91,124.30	91,124.30	91,124.30	91,124.30	105,035.79	105,035.79	105,035.79	0.00	0.00	0.00	0.00
Other Reserves	-168.58	-43.02	391.84	-1,345.70	-89.14	-415.15	1,382.11	-283.65	552.57	-415.95	223.26	0.00	0.00	0.00	0.00
Retained Earnings	64,295.50	16.00	401,828.56	509,693.99	508,730.56	507,339.56	492,336.30	492,336.08	481,127.09	466,124.06	466,124.06	0.00	0.00	0.00	0.00
Net Income	-33,868.67	-31.60	107,177.64	13,222.19	20,149.94	28,982.83	36,082.99	44,384.98	48,602.77	60,344.83	73,308.98	0.00	0.00	0.00	0.00
Gain or Loss in Securities available for sale	-1,672.70	16.68	-10,027.48	-11,040.41	-8,008.75	-9,061.38	-8,197.94	-5,333.76	-7,403.17	-8,455.15	-11,700.19	0.00	0.00	0.00	0.00
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	-243,866.82	-3.00	8,119,930.28	8,017,793.56	8,085,959.18	8,045,254.24	7,809,109.17	7,769,121.54	8,402,089.00	8,158,504.92	7,876,063.46	0.00	0.00	0.00	0.00

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., ALPHA4X OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., AND BLADEX INVESTIMENTOS LTDA., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE . WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

October 10, 2015

INCOME STATEMENT BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2014 - AUGUST 2015 (In Thousand Balboas) *

	2014	2015												Year to
	December	January	February	March	April	May	June	July	August	September	October	November	December	date
Interest Income	212,709.99	18,613.40	16,794.04	18,190.36	17,839.75	17,713.01	17,187.17	18,557.95	18,628.99	0.00	0.00	0.00	0.00	143,524.67
Loans	201,907.85	17,668.81	15,986.84	17,245.31	16,852.82	16,856.45	16,347.49	17,674.63	17,730.70	0.00	0.00	0.00	0.00	136,363.04
Deposits	1,545.35	138.00	128.08	164.61	224.10	119.32	145.43	173.84	223.26	0.00	0.00	0.00	0.00	1,316.64
Investments	9,256.79	806.59	679.13	780.44	762.84	737.24	694.25	709.48	675.02	0.00	0.00	0.00	0.00	5,844.98
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	71,803.54	6,124.38	5,554.19	6,225.00	5,917.99	6,118.84	6,054.85	6,293.62	6,219.22	0.00	0.00	0.00	0.00	48,508.09
Interest	71,562.06	6,121.15	5,553.17	6,154.21	5,894.45	6,097.49	6,025.27	6,264.82	6,198.90	0.00	0.00	0.00	0.00	48,309.47
Commissions	241.48	3.23	1.02	70.78	23.53	21.35	29.58	28.80	20.32	0.00	0.00	0.00	0.00	198.62
Net Interest Income	140,906.45	12,489.03	11,239.85	11,965.36	11,921.77	11,594.16	11,132.32	12,264.33	12,409.76	0.00	0.00	0.00	0.00	95,016.58
Other Income	154,956.22	20,191.86	13,097.70	18,016.20	18,271.25	14,281.27	13,553.30	23,348.75	16,383.63	0.00	0.00	0.00	0.00	137,143.97
Commissions	17,718.85	779.90	687.15	885.34	912.10	1,049.77	1,178.23	2,176.82	1,166.78	0.00	0.00	0.00	0.00	8,836.09
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	137,237.37	19,411.96	12,410.55	17,130.86	17,359.16	13,231.50	12,375.06	21,171.93	15,216.85	0.00	0.00	0.00	0.00	128,307.87
Operating Income	295,862.67	32,680.89	24,337.55	29,981.56	30,193.02	25,875.43	24,685.62	35,613.07	28,793.39	0.00	0.00	0.00	0.00	232,160.54
Operating Expenses	180,127.98	19,458.70	17,409.80	21,141.03	23,092.87	17,573.44	17,022.71	23,871.01	15,829.25	0.00	0.00	0.00	0.00	155,398.81
Administrative expenses	33,148.86	2,210.92	2,092.73	3,800.43	2,400.78	2,920.86	2,790.60	2,411.78	2,684.08	0.00	0.00	0.00	0.00	21,312.18
General expenses	7,670.76	307.14	773.02	515.09	778.00	493.48	613.61	977.97	599.69	0.00	0.00	0.00	0.00	5,058.00
Depreciation	2,440.50	173.35	173.35	173.23	179.63	172.69	158.90	153.24	154.16	0.00	0.00	0.00	0.00	1,338.56
Other expenses	136,867.86	16,767.29	14,370.71	16,652.27	19,734.46	13,986.41	13,459.59	20,328.02	12,391.31	0.00	0.00	0.00	0.00	127,690.07
Net Income before provision for loan losses	115,734.69	13,222.19	6,927.75	8,840.53	7,100.16	8,301.99	7,662.91	11,742.06	12,964.14	0.00	0.00	0.00	0.00	76,761.73
Provision for loan losses	8,522.23	0.00	0.00	1.58	0.00	0.00	3,445.12	0.00	0.00	0.00	0.00	0.00	0.00	3,446.69
Net Income	107,212.46	13,222.19	6,927.75	8,838.95	7,100.16	8,301.99	4,217.79	11,742.06	12,964.14	0.00	0.00	0.00	0.00	73,315.04

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).